BRF S.A.

Companhia Aberta

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

NOTICE TO SHAREHOLDERS

BRF S.A. (“Company”) (BM&FBOVESPA: BRFS3; NYSE: BRFS) hereby informs its shareholders that the Company´s Ordinary Annual General Meeting will be held on April 26, 2017. More information about such meeting will be disclosed per the applicable regulation and legislation.

São Paulo, 13 de janeiro de 2017.

José Alexandre Carneiro Borges

Chief Financial and Investor Relations Officer